

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 14, 2020

Rodney W. Reum
Chief Executive Officer
Quara Devices Inc.
1712 Pearl Street
Boulder, CO 80302

      Re: Quara Devices Inc.
         Amendment No. 1 to Offering Statement on Form 1-A
         Filed August 5, 2020
         File No. 024-11224

Dear Mr. Reum:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 24, 2020 letter.

Amended Offering Statement on Form 1-A

Summary
The Company, page 1

1.   Refer to comment 1. Your summary states you are "currently developing two product platforms: one for detection of bacterial infections and another for detection of viruses," and you state your virus platform will focus initially on detection of the virus responsible for COVID-19. In your business section, however, on page 20, you clarify that you expect to begin shipping your devise for detecting bacteria in shrimp in 12 months, and, on page 21, that "development and testing" of your virus product for detection of corona virus is expected in 12 months, at which time you will apply to the FDA for market approval. It appears, however, from your disclosure on page 24 that both products would

require FDA approval. Revise the summary to clarify in what time frame you reasonably expect to seek FDA approval for these products, highlight all material hurdles in that process including testing, and to disclose under what device class you would seek FDA approval.

2. Refer to comments 2 and 3. Our comments sought revised disclosure in the summary, to highlight this information for investors. Please revise the summary to clarify the information about your reliance on the purchase of technology from Pebble Labs to develop your products as requested in our comments.

The Company's Business
Overview, page 12

3. Refer to comment 6. You continue to state on page 12 that you have a "functioning prototype that has been demonstrated to quantitatively detect a bacterial signalling molecule that is produced by virulent bacteria." Disclose the basis for this statement, including any product testing. Your reference to the "Our Technology" section, where you make many statements about effectiveness, including, that your "prototype device has demonstrated the ability to obtain quantitative measurements of BAI-2 over a wide concentration range in laboratory solutions using the FRET detection protein" does not explain how you determined your device accurately detects targeted bacteria or viruses.

The Company's Business
Our History, page 13

4. Refer to comment 5. Revise the disclosure on page 13 or an appropriate section of your document to disclose the material terms of the OptiEnz Master Research and Development Agreement, including the payment terms and term.

V-Detect, page 24

5. On page 24, you state, "We believe we can develop our technology to show high sensitivity (low false positives) and high specificity (low false negatives) to become a best-in-class portable device." Statements regarding "best-in-class" imply an expectation of regulatory approval and are inappropriate given the uncertainty of developing your product and securing market approval. Please revise to delete this claim.

You may contact Kristin Lochhead at 202-551-3664 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Abby Adams at 202-551-6902 or Mary Beth Breslin at 202-551-3625 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Heidi Mortensen